SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Rule 13d - 102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. __)*

                           Sun Healthcare Group, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    866933401
                                -----------------
                                 (CUSIP Number)

                                  March 1, 2004
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_| Rule 13d-1(b)

        |X| Rule 13d-1(c)

        |_| Rule 13d-1(d)

1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
  1   NAME OF REPORTING PERSON

          Omega Healthcare Investors, Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):


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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
          N/A                                                      (b)  |_|
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  3   SEC USE ONLY


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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland
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       NUMBER OF          5 SOLE VOTING POWER
        SHARES                      0
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
                        --------------------------------------------------------
                          6 SHARED VOTING POWER
                                    0
                        --------------------------------------------------------
                          7 SOLE DISPOSITIVE POWER
                                    0
                        --------------------------------------------------------
                          8 SHARED DISPOSITIVE POWER
                                    0
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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              800,000
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|

              N/A
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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.2%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

              CO
================================================================================

ITEM 1(A).     NAME OF ISSUER:

               Sun Healthcare Group, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               101 Sun Avenue, N.E.
               Albuquerque, NM 87109


ITEM 2(A).     NAME OF PERSON FILING:

               Omega Healthcare Investors, Inc.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               9690 Deereco Road, Suite 100
               Timonium, Maryland 21093

ITEM 2(C).     CITIZENSHIP:

               Maryland

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(E).     CUSIP NUMBER:

               866933401

ITEM    3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
        (C), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable

ITEM 4. OWNERSHIP AS OF MARCH 1,  2004:

          (a)  Amount beneficially owned: 800,000*

          (b)  Percent of class: 5.2%*

          (c)  Number of shares as to which such person has

               (i)  sole power to vote or direct the vote: 0*

               (ii) shared power to vote or direct the vote: 0*

               (iii) sole power to dispose or to direct the disposition of: 0*

               (iv) shared power to dispose or direct the disposition of: 0*

* On March 1, 2004, Omega Healthcare Investors, Inc. entered into a revised master lease agreement with the Issuer, whereby Omega may, at any time, convert the deferred base rent into 800,000 shares of the Issuer's common stock. Until such conversion occurs, Omega will not have voting or dispositive power with respect to such shares.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

        Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

        Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

        Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF THE MEMBERS OF THE GROUP:

        Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

        Not applicable

ITEM 10. CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                   Date:          March 11, 2004
                                  -----------------------------

                   Signature:     /s/  ROBERT O. STEPHENSON
                                  -----------------------------

                   Name/Title:    Robert O. Stephenson, Chief Financial Officer
                                  ----------------------------------------------